UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ).

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statement: file number 333-223191

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibits to this report on Form 6-K into its registration statement: file number 333-223191.

Exhibit No.	Description of Document

4.1	First Supplemental Indenture to the Contingent Convertible Securities Indenture, dated September 17, 2014, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 333-180288) dated September 17, 2014.

4.2	Second Supplemental Indenture to the Contingent Convertible Securities Indenture, dated September 17, 2014, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 333-180288) dated September 17, 2014.

4.3	Third Supplemental Indenture to the Contingent Convertible Securities Indenture, dated March 30, 2015, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 333-202420) dated March 30, 2015.

4.4	Fourth Supplemental Indenture to the Contingent Convertible Securities Indenture, dated June 1, 2016, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 333-202420) dated June 1, 2016.

4.5	Fifth Supplemental Indenture to the Contingent Convertible Securities Indenture, dated May 22, 2017, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 333-202420) dated May 22, 2017.

4.6	Sixth Supplemental Indenture to the Contingent Convertible Securities Indenture, dated March 23, 2018.

4.7	Seventh Supplemental Indenture to the Contingent Convertible Securities Indenture, dated March 23, 2018.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated March 23, 2018.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English solicitors to the Registrant, dated March 23, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
Date: March 23, 2018
	By:	/s/ Iain J Mackay
	Name:	Iain J Mackay
	Title:	Group Finance Director